UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. One)*

ACT Teleconferencing, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

955104
(CUSIP Number)

Susan W. Wiles, Esq.
Shefsky & Froelich Ltd.
111 East Wacker Drive
Suite 2800
Chicago, Illinois 60601
(312) 527-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2005
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

CUSIP NO. 955104

1	NAMES OF REPORTING PERSONS S.S. OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Gary Martin Glaser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)	☐
				(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF and OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)				☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES		7	SOLE VOTING POWER
BENEFICIALLY			1,725,000*
OWNED		8	SHARED VOTING POWER
BY EACH			-0-
REPORTING		9	SOLE DISPOSITIVE POWER
PERSON			1,725,000*
WITH:		10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,725,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%* *

14	TYPE OF REPORTING PERSON

IN

* This figure includes 1,125,000 shares of Issuer’s Common Stock purchased on the market, 1,500 shares of Series AA Convertible Preferred Stock and 4,500 warrants to purchase Series AA Convertible Preferred Stock. Issuer granted warrants to purchase 9,000 shares of Series AA Convertible Preferred Stock to Belle Haven Investments, L.P., pursuant to a Consulting Agreement, 50% of which (or 4,500) were issued to Mr. Glaser. Each share of Series AA Convertible Preferred Stock is convertible into 100 shares of Common Stock (or 450,000 shares of Common Stock). On February 24, 2006, Mr. Glaser purchased 1,500 shares of Series AA Convertible Preferred Stock at $1.00 each (which are convertible into 150,000 shares of common stock). He retains warrants to purchase 4,500 shares of Series AA Convertible Preferred Stock (which are convertible into 450,000 shares of common stock).
** This figure is based on there being approximately 16,796,648 shares of Common Stock outstanding as of May 5, 2006.

CUSIP NO. 955104

Item 1.	Security and Issuer.
Common Stock, no par value per share (“Common Stock”)

ACT Teleconferencing, Inc. (the “Issuer”)
1658 Cole Boulevard, Suite 130
Golden, CO 80401

Item 2.	Identity and Background.

(a) Gary Martin Glaser

	(b) Business Address:	5 Greenwich Office Park
Greenwich, CT 06831

	(c)	The Filing Person: Mr. Glaser is a Senior Managing Director of Belle Haven Investments, L.P., having its principal place of business at 5 Greenwich Office Park, Greenwich, CT 06831.

	(d)	During the past five years, the Filing Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

	(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration.

See response to Item 4.

Item 4.	Purpose of Transaction.

Mr. Glaser acquired 1,186,785 shares of the Issuer’s no par value Common Stock through a series of acquisitions on the market commencing on July 29, 2005 and ending on November 16, 2005. The price per share ranged from $0.3100 to $0.6500. See the response to Item 5(c). Mr. Glaser used his personal funds.

In connection with the initial closing of the Securities Purchase Agreement, dated June 30, 2005, the Issuer granted warrants to purchase up to 9,000 shares of Series AA Preferred Stock to Belle Haven Investments, L.P., or its designee, 50% of which (or 4,500) were issued to Mr. Glaser. Each share of Series AA Preferred Stock is convertible into 100 shares of Issuer’s Common Stock (for a total of 900,000 shares of Common Stock). The warrants have been issued to Mr. Glaser. They are immediately exercisable and expire on August 18, 2010. The warrants were not purchased, but were received as compensation pursuant to a Consulting Agreement.

CUSIP NO. 955104

On February 24, 2006, Mr. Glaser purchased 1,500 shares of Series AA Convertible Preferred Stock at $1.00 each (which are convertible into 150,000 shares of Issuer’s common stock). Mr. Glaser sold 40,000 shares of common stock on December 21, 2005 for $0.26 per share; and 21,785 shares of common stock on March 14, 2006 for $0.14 per share.

Although Mr. Glaser may purchase or sell shares of Issuer’s Common Stock in the ordinary course of business, he has no plans or proposals with regard to any of the events identified in (a) through (j) of this Item 4. Mr. Glaser has no plans or proposals to acquire control, liquidate, sell the assets of, merge or make any other major change in Issuer’s business or corporate structure.

Item 5.	Interest in Securities of the Issuer.

(a)
The Filing Person beneficially owns 1,725,000 shares of Common Stock (the “Shares”). This figure includes 1,125,000 shares of Issuer’s no par value Common Stock, 1,500 shares of Series AA Convertible Preferred Stock (which are convertible into 150,000 shares of Common Stock) and warrants to purchase 4,500 shares of Series AA Convertible Preferred Stock which are convertible into 450,000 shares of Common Stock. See the response to Item 4. The Shares represent approximately 9.9% of the outstanding shares of Common Stock (based on approximately 16,796,648 shares of Common Stock outstanding as of May 5, 2006).

	(b)	The Filing Person has sole voting and sole dispositive power with respect to the Shares.

	(c)	During the past six months, Mr. Glaser has not acquired any shares of common stock.

Mr. Glaser purchased 1,500 shares of Series AA Convertible Preferred Stock at $1.00 per share. Each share of Series AA Convertible Preferred Stock is convertible into 100 shares of Issuer’s Common Stock (150,000 shares). See response to Item 4.

During the past seven months, Mr. Glaser sold the following shares of Common Stock:

CUSIP NO. 955104

Date	Amount of Shares	Price Per Share	How Sold

12/21/05	40,000	$0.26	OTCPK
03/14/06	21,785	$0.14	OTCPK

(d) Not applicable.

(e) Not applicable.

IItem 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See the response to Item 4.

Item 7.	Material to be filed as Exhibits.

A Form of Stock Purchase Warrant issued to Gary Glaser is attached as an exhibit to this amendment number one to Schedule 13D.

CUSIP NO. 955104

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2006

	By:	/s/ Gary Martin Glaser
Gary Martin Glaser

CUSIP NO. 955104

FORM OF STOCK PURCHASE WARRANT